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                             August 16, 2023

       Nicolaus Radford
       Chief Executive Officer
       Nauticus Robotics, Inc.
       17146 Feathercraft Lane
       Suite 450
       Webster, TX 77598

                                                        Re: Nauticus Robotics,
Inc.
                                                            Item 4.02 Form 8-K
filed August 16, 2023
                                                            File No. 001-40611

       Dear Nicolaus Radford:

              We have reviewed your filing and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Item 4.02 Form 8-K Filed August 16, 2023

       Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 1

   1. Please explain to us why the restatement related to the untimely recognition of the accrued liability and expense
arising from liquidated damages due pursuant to the Registration
                                                        Rights Agreement (RRA)
only impacted the March 31, 2023 financial statements. In your response, clarify
whether the company was in compliance with the terms of the September
                                                        9, 2022 RRA at
year-end. If not, tell us why you believe the liability for liquidated damages was not
probable and estimable in fiscal 2022. Please provide the specific terms of the RRA that support
your conclusions.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicolaus Radford
Nauticus Robotics, Inc.
August 16, 2023
Page 2

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have any questions.



                                                         Sincerely,
FirstName LastNameNicolaus Radford
                                                         Division of
Corporation Finance
Comapany NameNauticus Robotics, Inc.
                                                         Office of Technology
August 16, 2023 Page 2
cc:       Michael Blankeship
FirstName LastName